Exhibit 23.4

Consent of Independent Registered Public Accounting Firm

We have issued our report dated February 3, 2014, with respect to the consolidated statements of financial position of TV18 HSN Holdings Limited as at March 31, 2012 and March 31, 2013, and the related consolidated statements of comprehensive income (loss), changes in equity (deficit) and cash flows for each of the three years in the period ended March 31, 2013 contained in the Amendment No. 4 to the Registration Statement and Prospectus. We consent to the use of the aforementioned report in the Amendment No. 4 to the Registration Statement and Prospectus, and to the use of our name as it appears under the caption “Experts.”

/s/ GRANT THORNTON INDIA LLP
New Delhi, India
March 18, 2014